FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc. (the “Company”)
Suite 2010, 120 Adelaide Street, West
Toronto, Ontario
M5H 1T1

Item 2.

Date of Material Changes

November 13, 2006

Item 3.

News Release

The news release was issued at Toronto, Ontario on November 13, 2006.

Item 4.

Summary of Material Change

The Company announced  that it released its unaudited interim financial results for the three-month and nine-month periods ended September 30, 2006. The unaudited consolidated financial statements together with accompanying notes and management’s discussion and analysis for the three-month and nine-month periods ended September 30, 2006 and 2005 are available under the Company’s name at www.sedar.com.

Item 5.

Full Description of Material Change

See the accompanying news release dated November 13, 2006.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario, this 16th day of November, 2006.

Alamos Gold Inc.	Suite 2010,120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX : AGI

Monday November 13, 2006	For Immediate Release

Alamos Gold  Inc. Reports Third Quarter 2006 Financial Results

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) announces that it has released its unaudited interim financial results for the three-month and nine-month periods ended September 30, 2006. Unaudited consolidated financial statements are attached, and together with accompanying notes and management’s discussion and analysis for the three-month and nine-month periods ended September 30, 2006 and 2005 will be available under the Company’s name at www.sedar.com.

All figures are unaudited and in United States dollars unless otherwise stated. Refer to the Cautionary Non-GAAP Statements section at the end of this release for a discussion of the non-GAAP measures used by the Company.

Third Quarter 2006 Highlights:

During the three-month period ended September 30, 2006, the Company:

▪

Reported record gold production of 24,882 ounces

▪

Sold 19,500 ounces of gold at an average realized price of $624 per ounce for proceeds of $12.2 million. An additional 3,700 ounces of third quarter 2006 gold production were available for sale at quarter-end

▪

Reduced mining costs to record low levels of $1.13 per tonne of material

▪

Incurred cash operating costs of $287 per ounce of gold sold as a result of a higher waste-to-ore ratio and lower grade material being mined in the quarter

▪

Realized a cash margin per ounce of gold sold of $305 per ounce

▪

Cash flow from operating activities before changes in non-cash working capital (a non-GAAP measure) of $3,768,000 in the quarter, and $13,909,000 for the nine-month period ended September 30, 2006

▪

Recognized earnings of $835,000 in the quarter and $1,120,000 for the nine-month period ended September 30, 2006

▪

Achieved crusher throughput averaging 15,000 tonnes of ore per day at 80% passing ½ inch crush size

Subsequent to quarter-end, the Company:

•

Attained record average daily gold production of 390 ounces per day in the first 7 days of November

•

Commenced leaching of ore on expanded leach pad over an area of 35,000 square meters

Results of Operations

The Mulatos mine (the “Mine”) achieved commercial production April 1, 2006. The Company produces gold in dore bars for shipment to a refinery.

Gold production at the Mine in the third quarter of 2006 was 24,882 ounces of gold in dore and gold sales were 19,500 ounces. On a year-to-date basis, the Mine produced 69,454 ounces of gold and gold sales were 65,950 ounces.  All reported mine production is subject to final refinery settlement.

The Mine achieved cost levels per tonne of ore consistent with the Feasibility Study in the third quarter, taking into account a higher waste-to-ore ratio in the quarter, as outlined in the attached table. Mining costs were slightly above feasibility at $1.13 per tonne of material. Management believes additional improvements in these unit costs can be realized. Crusher throughput is achieving targeted Phase II levels of 15,000 tonnes of ore per day.

The tables below outline key quarterly production and cost indicators during 2006:

Production summary	Q1 2006 (1)	Q2 2006	Q3 2006	YTD 2006

Ounces produced (2)	20,949	23,623	24,882	69,454

Ore mined – tonnes	1,165,787	1,224,319	1,116,973	3,507,079
Waste mined – tonnes	2,198,484	2,070,213	3,049,427	7,318,124
Total tonnes mined	3,364,271	3,294,532	4,166,400	10,825,203

Tonnes of ore crushed	332,275	612,482	1,290,275	2,235,032

Tonnes of ore mined per day	13,100	13,600	12,100	12,900
Tonnes of ore crushed per day (1)	6,400	6,800	14,000	9,800

Waste-to-ore ratio	1.89	1.69	2.73	2.09

Grade (g/t)	1.47	1.94	1.43	1.61

Costs per tonne summary	Feasibility Study (3)	Q1 2006	Q2 2006	Q3 2006
Mining cost per tonne	$0.95	$1.29	$1.33	$1.13

Waste-to-ore ratio	1.42	1.89	1.69	2.73

Mining cost per tonne of ore	$2.44	$3.71	$3.64	$4.22
Crushing cost per tonne of ore	$1.15	$2.28	$1.99	$1.15
Processing cost per tonne of ore	$1.98	$1.45	$1.81	$1.67
Administration cost per tonne of ore	$0.97	$1.22	$1.26	$0.93

Cost per tonne of ore	$6.54	$8.66	$8.70	$7.97

(1)

Tonnes of ore crushed per day for Q1 2006 reflects the results of March 2006 only as the crushing and conveying system was successfully commissioned in February 2006.

(2)

Q1 2006 and Q2 2006 reported gold production has been adjusted to reflect final settlement amounts. Q3 2006 reported gold production is subject to final settlement.

(3)

Average life of mine amounts as reported in the Feasibility Study.

Cash operating cost per ounce of gold sold was $287 in the third quarter of 2006 compared with $261 in the second quarter 2006 and $308 in the first quarter of 2006. On a year-to-date basis, cash operating costs per ounce of gold sold was $285. In the third quarter, cash operating costs were higher than feasibility due primarily to a higher waste-to-ore ratio (2.73:1), lower mined head grade (1.43 g/t) and expected lower recoveries from coarsely crushed ore stacked on the leach pad.

Gold recovery rates are sensitive to crush size with finer crushed material yielding higher recovery. The Company has assembled a database of monthly composite column tests to analyze the recovery rates of ore mined. Based on the results to date the Company’s expectations are that run-of-mine ore will recover approximately 50% of gold content and coarsely crushed ore (approximately 80% passing 1 inch) will recover between 55% and 60%. The Company stacked run-of-mine and coarse-crushed ore on the pad until July 1, 2006.

During the third quarter the Company was able to crush the ore to a much finer size than achieved in previous periods. Crushed ore to the pad averaged 80% passing 5/8 inch in the third quarter, which compares with 80% passing 1 inch in the second quarter. In September and October crusher throughput achieved 80% passing ½ inch. The Company continues to reduce crush size in the expectation of achieving the average life-of-mine feasibility recovery rate of 73%.

The Company realized an operating cash margin of $305 per ounce compared with $326 per ounce in the second quarter, based on the realized gold price. The cash margin calculated in the Feasibility Study was $175 per ounce.

Mine operating costs allocated to ounces sold are summarized in the table below for the periods indicated (change % is from Q2-2006 to Q3-2006):

	Q3 2006	Change	Q2 2006	Q1 2006
		%
Gold production – ounces (1)	24,882	+5.3	23,623	20,949
Gold sales – ounces	19,500	-18.0	23,780	22,670

Cash operating costs (000)(2)	$5,592	-9.7	$6,195	$6,975
- Per ounce sold	$287	+10.0	$261	$308

Royalties and production taxes (000)(3)	$623	-16.9	$750	-
Total cash costs (000)(4)	$6,215	-10.5	$6,945	$6,975
- Per ounce sold	$319	+9.2	$292	$308

Amortization (000)	$1,664	-18.0	$2,030	$1,931
Accretion of asset retirement obligations (000)	$40	+2.6	$39	$38
Total production costs (000)(5)	$7,919	-12.1	$9,014	$8,944
- Per ounce sold	$406	+7.1	$379	$394

- Realized gold price per ounce	$624	+1.0	$618	$551
- Realized cash margin per ounce (6)	$305	-6.4	$326	$243

(1)

Q1 2006 and Q2 2006 reported gold production has been adjusted to reflect final settlement amounts. Q3 2006 reported gold production is subject to final settlement differences (if any).

(2)

Cash operating costs is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. Cash operating costs is equivalent to mining and processing costs as reported in the Company’s financial statements.

(3)

Production royalties are included as of April 1, 2006 at 5% of net precious metals revenues.

(4)

Total cash costs is a non-GAAP measure which includes all cash operating costs and royalties and production taxes. Total cash costs is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(5)

Total production costs is a non-GAAP measure which includes all total cash costs, amortization, and accretion of asset retirement obligations. Total production costs is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

(6)

Realized cash margin per ounce is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses as reported in the Company’s financial statements.

Financial Results

A summary of the Company’s financial results for the three and nine-month periods ended September 30, 2006 and 2005 is presented below:

	Q3 2006	YTD 2006	Q3 2005	YTD 2005

Cash provided by (used for) operating activities before changes in non-cash working capital (000) (1)	$3,768	$13,909	($1,459)	($3,304)
Changes in non-cash working capital (000)	($6,624)	($15,211)	($2,883)	($2,882)
Cash used for operating activities (000)	($2,856)	($1,302)	($4,342)	($6,186)

Earnings (loss) for the period (000)	$835	$1,120	($2,448)	($6,302)
Earnings (loss) per share (2)	$0.01	($0.06)	($0.03)	($0.08)
Weighted average number of common shares outstanding - Basic	93,403,000	85,583,000	77,275,000	77,148,000

(1)

A non-GAAP measure.

(2)

Earnings (loss) per share YTD 2006 includes the debt settlement expense related to the early conversion of convertible debentures that was charged to retained earnings of $5,990,000 or $0.07 per share.

The Company reported revenue of $12.2 million based on sales of 19,500 ounces of gold. There was an additional 3,700 ounces of gold in dore available for sale after the end of the third quarter. The Company generated cash from operating activities (before changes in non-cash working capital) of $3,768,000 in the third quarter of 2006, and $13,909,000 on a year-to-date basis. Net of working capital changes the Company used $2,856,000 in operations in the third quarter and $1,302,000 year-to-date, mainly as a result of increasing spare parts and supplies at the Mine and to mine and partially process gold-bearing ore. The Company had earnings of $835,000 or $0.01 per share in the third quarter and $1,120,000 year-to-date. A loss per share of $0.06 was incurred on a year-to-date basis reflecting a loss on conversion of convertible debentures in June 2006. The third quarter of 2006 benefited significantly as a result of the early conversion of debentures, by eliminating interest, accretion and foreign exchange costs associated with the debentures. Results for the three and nine-month periods ended September 30, 2005 are not comparable as they do not reflect commercial mining activities.

Exploration and Mine Development Activities

During 2006, the Company’s exploration activities have focused primarily on resource definition projects. During the nine-month period ended September 30, 2006, the Company invested $6.8 million in exploration and development activities of which $2.9 million was incurred in the third quarter. Exploration activities during the year were primarily focused on development drilling in the Escondida, Escondida Hanging Wall Zone (EHWZ), and El Victor areas, and near-mine exploration drilling at San Carlos and Puerto del Aire. A breakdown of the exploration expenditures by project is presented in the table below:

Project name	Q3 2006 ($000)	YTD 2006 ($000)
Escondida	1,320	3,190
El Victor	648	1,521
San Carlos	532	532
El Realito	56	309
Puerto del Aire	125	212
Bajios	2	188
Other	240	861
	2,923	6,813

In August 2006, the Company released results of a Phase I drilling program completed in the San Carlos area, located at the extreme northeast end of the Escondida area. The area was selected as a high-priority exploration target based on geologic similarities to the high-grade EHWZ. The drilling program delineated an extensive area of blind mineralization extending a minimum of 600 meters to the northeast from the El Victor project area.

A development drift connecting the Escondida and El Victor zones was initiated in 2005 to complete development drilling from underground along a two-kilometer mineralized structural corridor. Drill stations were established at 50 to 100 meter intervals throughout the length of underground development. Drilling was completed in the Escondida deposit in June, with a total of 128 underground core holes (10,276 meters) drilled.  All Escondida drill holes have been logged, photographed, sampled and sent for assay. Two underground core rigs were moved from Escondida to El Victor in the second quarter. A total of 96 drill holes (6,950 meters) have been drilled to date at El Victor.

In addition, 26 reverse circulation (“RC”) drill holes (4,191 meters) have been drilled in the El Victor to Gap area. Drilling is expected to continue and results to date have been favorable, with mineralization continuity indicated between El Victor and Gap. Initial Gap zone intercepts include 38.11m of 2.86 g/t Au in 06EV024 and 54.88m of 1.94 g/t Au in 06EV029. Additional surface and underground drilling will be required to interpret zone geometry and extent.

An update on the EHWZ was issued on March 15, 2006, announcing additional high-grade gold intervals from recently completed drilling designed to further define the zone. High-grade intercepts have been encountered in an area approximately 165 meters long by 75 meters wide. Surface drilling is complete with 64 reverse circulation holes (6,431 meters) and seven large-diameter core holes (194 meters). Twenty-three additional RC holes (1,784 meters) were drilled into the EHWZ during August and September to infill gaps in the preliminary block model and to allow for core-RC comparison in areas of predominantly underground core data. Additional intercepts of coarse visible gold were encountered. Assay and logging data for all of the EHWZ surface drill holes and underground drill holes are complete and resource modeling using the new data is in progress.

A bulk sampling drift into the EHWZ commenced in the third quarter. To date, 255 meters of development has been completed with an estimated total of 8,000 tonnes of high-grade material removed and stockpiled. Abundant visible gold is present throughout the development workings, often in pockets of coarse nuggety gold. Gold particle size is much greater than expected, frequently greater than one millimeter, and occasionally to greater than 20 millimeters.

Gold mode of occurrence and sampling data to date suggest that large bulk samples will be needed to accurately estimate grade. All rounds have been carefully handled to avoid contamination and individually stockpiled for bulk sampling.  Large 12 kilogram grab samples taken from the first 67 bulk 40-60 tonne rounds within the high-grade zone average 25.29 g/t Au.

A recognized expert in coarse gold sampling will be on site in mid-November to recommend sampling protocol for accurately estimating content of the coarsest gold.

The exploration programs are being carried out under the direction of Ken Balleweg, P. Geol, BSc. Geological Engineering, M.S. Geology, Alamos' Vice President of Exploration and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Sampling method for bulk grab samples of mined material was to excavate a shallow trench at four locations in each stockpiled individual round and sample the run of mine material. Several rounds were also continuously grab sampled while being mucked. Drilling method was reverse circulation using a center return bit and 1.5 meter sample intervals. Strict sampling and QA/QC protocol are followed, including the insertion of standards and blanks on a regular basis. Samples were sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia for analysis.  Analytical method for the bulk samples was screen fire assay.  Analytical method for drill samples is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t. A 0.5 g/t cut-off grade was used for calculation of composite intervals, with only a single 1.5m interval of sub-0.5 g/t material allowed within a composite interval.

 Resource estimates for both the EHWZ and the Escondida main deposit are expected to be completed in late 2006.

Liquidity and Capital Resources

At September 30, 2006 the Company had cash and cash equivalents of $9.4 million (December 31, 2005: $4.5 million) and working capital of $32.5 million (December 31, 2005: $13.0 million).

As at September 30, 2006, the Company had an unsecured $10 million revolving line of credit with a bank, available for general corporate purposes. At the end of the third quarter, $3 million had been drawn on this facility.

Outlook

The Company achieved several milestones in the third quarter in reporting record quarterly gold production, and reaching its targeted rate of 15,000 tonnes of crushed ore per day in September. Considerable progress was also made in reducing costs per tonne of ore to levels consistent with the Feasibility Study. The Company expects to sustain the cost savings that were realized in the third quarter.

In the third quarter, the Company was able to crush ore to a much finer size than achieved in previous periods. Objectives for the fourth quarter of 2006 include reducing crush size to Feasibility Study specifications to improve gold recoveries and to achieve record gold production and sales.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

The company anticipates that its yearly production will be in line with its previous guidance.

Conference Call:

Alamos’ senior management will host a conference call on Tuesday, November 14th, at 11:00 a.m. EDT (8:00 am PDT) to discuss its financial results and exploration and operations activities.

Live Conference Call:

Please dial 416-644-3418 or 1-800-814-4862 to access this call between 11:00 AM ET and 12:00 PM ET on Tuesday, November 14th, 2006.

Instant Replay Access information:

For those unable to participate in the conference call at the scheduled time, a replay of the conference call will be available beginning on November 14th at 1:00 PM ET until Tuesday, November 21st at 11:59 PM ET.

Replay Access No.: 416-640-1917

Passcode: 21206477 followed by the number sign.

Replay Access No.: 877-289-8525

Passcode: 21206477 followed by the number sign.

Webcast:

The conference call will also be webcast live at www.alamosgold.com

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measurement which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used for) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” is a non-GAAP performance measurement which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating cost per ounce” and “total cash cost per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating cost per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating cost per ounce” reflects the cash operating cost allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating cost per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rate in the period. “Total cash cost per ounce” includes “cash operating cost per ounce” plus applicable cash royalties.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

___________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995. Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Alamos’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would” ”might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Alamos to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under the section entitled “Risk Factors” of the

Company’s Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - stated in thousands of United States dollars)

	September 30, 2006	December 31, 2005
A S S E T S
Current Assets
Cash and cash equivalents	$9,419	$4,519
Restricted cash	81	1,219
Fair value of forward contracts	-	966
Amounts receivable	5,235	3,862
Advances and prepaid expenses	1,362	1,935
Inventory	25,404	9,989
	41,501	22,490
Deferred financing charges	-	1,183
Long-term investment	1,100	-
Mineral property held for sale	-	1,013
Mineral property, plant and equipment	111,091	101,514
	$153,692	$126,200
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$4,474	$5,323
Bank loan	3,000	3,000
Current portion of capital lease obligations	1,500	1,190
	8,974	9,513
Future income taxes	840	-
Capital lease obligations	7,004	3,616
Convertible debenture	1,126	33,326
Asset retirement obligations	2,235	2,100

S H A R E H O L D E R S’ E Q U I T Y
Share capital	158,493	87,830
Warrants	-	265
Convertible debenture	297	9,983
Contributed surplus	3,196	3,170
Deficit	(28,473)	(23,603)
	133,513	77,645
	$153,692	$126,200

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the nine-month periods ended
	September 30		September 30
	2006	2005	2006	2005
OPERATING REVENUES
Gold sales	$12,165	$441	$39,355	$441

OPERATING EXPENSES
Mining and processing	5,592	300	18,763	300
Royalties	623	-	1,373	-
Amortization	1,664	84	5,625	201
Exploration	1,500	495	3,374	884
Corporate and administrative	722	531	2,827	2,214
Stock-based compensation	390	-	1,170	927
Accretion of asset retirement obligations	40	4	117	9
	10,531	1,414	33,249	4,535
EARNINGS (LOSS) FROM OPERATIONS	1,634	(973)	6,106	(4,094)

Interest income	103	218	291	823
Interest expense	(278)	(588)	(1,867)	(1,205)
Financing charges	(74)	(114)	(375)	(202)
Accretion of convertible debenture discount	(15)	(413)	(945)	(866)
Foreign exchange gain (loss)	166	(578)	(843)	(758)
Other loss	(21)	-	(407)	-

Earnings (loss) before income tax for the period	1,515	(2,448)	1,960	(6,302)
Future income taxes	(680)	-	(840)	-
Earnings (loss) for the period	835	(2,448)	1,120	(6,302)
Deficit, beginning of period	(29,308)	(18,010)	(23,603)	(14,156)
Conversion of convertible debentures	-	-	(5,990)	-
Deficit, end of period	$(28,473)	$(20,458)	$(28,473)	$(20,458)

Earnings (loss) per share
– basic and diluted	$0.01	$(0.03)	($0.06)	$(0.08)

Weighted average number of common shares outstanding
- basic	93,403,000	77,275,000	85,583,000	77,148,000
- diluted	96,483,000	77,275,000	85,583,000	77,148,000

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods		For the nine-month periods
	ended September 30		ended September 30
Cash provided by (used for):	2006	2005	2006	2005
Operating Activities
Earnings (loss) for the period	$835	$ (2,448)	$1,120	$ (6,302)

Adjustments for items not involving cash:
Amortization	1,664	84	5,625	201
Accretion of asset retirement obligations	40	4	117	9
Foreign exchange loss (gain) on convertible debenture	85	1,578	1,578	1,984
Fair value of forward contracts	59	(1,204)	966	(1,204)
Interest expense settled with common shares	-	-	833	-
Future income taxes	680	-	840	-
Accretion of convertible debenture discount	15	413	945	866
Loss on settlement of convertible debenture	-	-	414	-
Amortization of deferred financing charges	-	114	301	215
Stock-based compensation	390	-	1,170	927
Changes in non-cash working capital:
Amounts receivable	(581)	361	(1,373)	31
Inventory	(6,508)	(2,320)	(12,028)	(2,866)
Prepaid expenses	(885)	(88)	(961)	(65)
Accounts payable and accrued liabilities	1,350	(836)	(849)	18
	(2,856)	(4,342)	(1,302)	(6,186)
Investing Activities
Short-term investments	-	-	-	15,000
Deposits and advances to contractors	2,667	(158)	1,533	(2,557)
Mineral property, plant and equipment	(5,590)	(16,054)	(18,657)	(41,520)
	(2,923)	(16,212)	(17,124)	(29,077)
Financing Activities
Convertible debenture issued	-	-	-	40,306
Common shares issued	725	248	18,490	1,341
Capital lease advances	1,427	-	4,450	-
Capital lease repayments	(437)	-	(752)	-
Restricted cash	(6)	1,263	1,138	(1,092)
Deferred financing charges	-	26	-	(1,690)
	1,709	1,537	23,326	38,865

Net (decrease) increase in cash and cash equivalents	(4,070)	(19,017)	4,900	3,602
Cash and cash equivalents - beginning of period	13,489	35,746	4,519	13,127
Cash and cash equivalents - end of period	$9,419	$16,729	$9,419	$16,729
Supplemental information:
Interest paid	$ 252	$ 1,231	$ 1,787	$ 1,231